Exhibit 99.1

ENERPLUS EXCHANGEABLE LIMITED PARTNERSHIP

(FORMERLY FOCUS LIMITED PARTNERSHIP)

NOTICE PURSUANT TO SECTION 4.9 OF
NATIONAL INSTRUMENT 51-102 - CONTINUOUS DISCLOSURE OBLIGATIONS

DELIVERED VIA SEDAR

April 1, 2008

TO:	The Securities Commissions or Similar Regulatory Authorities in each of the Provinces and Territories of Canada

Dear Sirs:

Re:           Enerplus Exchangeable Limited Partnership (formerly Focus Limited Partnership) -Noticeof Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-102 Continuous Disclosure Obligations, Enerplus Exchangeable Limited Partnership (formerly Focus Limited Partnership) hereby provides the following notice:

Parties to the Transaction

Enerplus Exchangeable Limited Partnership (formerly Focus Limited Partnership) (the "Partnership").

All of the voting securities of the Partnership are owned, directly or indirectly, by Enerplus Resources Fund ("Enerplus"), an income trust that is a reporting issuer in each of the provinces and territories of Canada whose outstanding trust units are traded on the Toronto Stock Exchange and New York Stock Exchange.  Class B units of the Partnership ("Exchangeable LP Units") are exchangeable, for no additional consideration, for Enerplus trust units ("Enerplus Units") on the basis of 0.425 of an Enerplus Unit for each Exchangeable LP Unit, and the Exchangeable LP Units have voting rights and the right to receive cash distributions and payments identical to the Enerplus Units, adjusted in accordance with such exchange ratio.

Description of the transaction

Focus Limited Partnership has changed its name to "Enerplus Exchangeable Limited Partnership".  Additionally, the General Partner of Enerplus Exchangeable Limited Partnership (formerly FET Management Ltd.) has amalgamated with EnerMark Inc., a wholly-owned subsidiary of Enerplus, and is continuing as "EnerMark Inc.".

Effective date

April 1, 2008.

Reporting issuers

Not applicable.

Date of first financial year-end

Not applicable.

Interim and annual financial statements required to be filed

Not applicable.

Documents filed

Notices of Amendment to Certificate of Limited Partnership, together with Proofs of Filing, have been filed together as a "Material document" on the SEDAR profiles of both Enerplus and the Partnership.